SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Crown Media Holdings, Inc.
(Name of the Issuer)

Hallmark Cards, Incorporated
H.A., LLC
HMK Holdings, Inc.
H C Crown, LLC
 (Name of Person(s) Filing Statement)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
228411 10 4
(CUSIP Number of Class of Securities)
Brian Gardner, Esq.
Executive Vice President and General Counsel
Hallmark Cards, Incorporated
Department 339
2501 McGee
Kansas City, Missouri 64108
(816) 274-5583
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)
Copies to:
Maurice M. Lefkort
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8239

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$175,691,621.00	$17,692.15

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction value was calculated by multiplying the per share merger consideration of $5.05 by the 34,790,420 shares of Class A Common Stock held by persons other than those filing this Schedule 13E-3 (such 34,790,420 shares represent 359,675,936 shares, the total number of shares of Crown Media Holdings, Inc. Class A Common Stock outstanding as of March 10, 2016, less the 324,885,516 shares of Class A Common Stock beneficially owned by Hallmark Cards, Incorporated).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, was calculated by multiplying $175,691,621.00 by 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,692.15	Filing Party: Hallmark Cards, Incorporated
Form or Registration No.: Schedule 13E-3	Date Filed: March 11, 2016

INTRODUCTION
This Amendment No. 3 (the “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) jointly by Hallmark Cards, Incorporated, a Missouri corporation (“Hallmark”), H.A., LLC, a Delaware limited liability company and wholly-owned subsidiary of Hallmark, HMK Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of H.A., LLC (“HMK”), H C Crown, LLC, a Delaware limited liability company and wholly-owned subsidiary of HMK (“HCC”), and CM Merger Co., a Delaware corporation and wholly-owned subsidiary of HCC (“Merger Sub”). Hallmark, H.A., LLC, HMK, and HCC are referred to herein as the “Filing Persons.” As a result of the Merger (as that term is defined below), Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the short-form merger, under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), between Crown Media Holdings, Inc. (“Crown”) and Merger Sub, which merger is the subject of this Schedule 13E-3 (the “Merger”).
The information in this Final Amendment concerning Crown was supplied by Crown. Similarly, all information concerning the Filing Persons was supplied by such Filing Persons.

Item 15.          Additional Information.
Item 15(c) is hereby amended and supplemented as follows:
On May 2, 2016, Merger Sub filed a certificate of ownership and merger with the Secretary of State of Delaware, at which time the Merger became effective (the “Effective Time”). At the Effective Time:
-	Merger Sub was merged with and into Crown, with Crown as the surviving corporation;
-	Crown became a wholly-owned direct subsidiary of HCC and, thereby, a wholly-owned indirect subsidiary of Hallmark;
-	each issued and outstanding share of Crown Class A common stock, par value $0.01 per share (the “Shares”) (except for Shares (i) held by stockholders of Crown who properly exercise their statutory appraisal rights under Section 262 of the DGCL and (ii) held by one of the Filing Persons immediately prior to the Merger), was immediately cancelled and converted into the right to receive $5.05 in cash, without interest; and
-	all Shares held by Crown and by HCC were extinguished, and each share of capital stock of Merger Sub issued and outstanding was converted into one validly issued, fully paid, and non-assessable share of Class A common stock of Crown.
On May 2, 2016, at the request of Crown, NASDAQ filed a Form 25 with the Commission, notifying the Commission of the delisting of Crown’s Shares and the deregistration of such Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The deregistration under Section 12(b) will be effective 90 days after the Form 25 was filed or such shorter period as the Commission may determine. Ten days after the Form 25 was filed, Crown also intends to file a Form 15 with the Commission. Crown’s obligations to file periodic reports under Section 13(a) of the Exchange Act will be suspended immediately as of the filing of the Form 15, and all of Crown’s public company reporting obligations will terminate 90 days after the Form 15 is filed, upon deregistration under Sections 12(g) and 15(d) of the Exchange Act.

SIGNATURES
After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 4, 2016

HALLMARK CARDS, INCORPORATED

By:	/s/ James Shay
Name:	James Shay
Title:	Executive Vice President-Chief Financial Officer

H.A., LLC

By:	/s/ Brian E. Gardner
Name:	Brian E. Gardner
Title:	Vice President

HMK HOLDINGS INC.

By:	/s/ Brian E. Gardner
Name:	Brian E. Gardner
Title:	Vice President

H C CROWN, LLC

By:	/s/ Deanne R. Stedem
Name:	Deanne R. Stedem
Title:	Vice President